UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sport Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

84916A104

(CUSIP Number)

Scott Richland
c/o Andell Holdings, LLC

10877 Wilshire Boulevard, Suite 2200
Los Angeles, CA  90024
(310) 954-4880

with a copy to:
Steven Grossman
O’Melveny & Myers LLP

1999 Avenue of the Stars, Suite 700
Los Angeles, CA  90067
(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84916A104

1.	Names of Reporting Persons CBT Holdings LLC I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,385,369(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,385,369

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,385,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9(2)

14.	Type of Reporting Person (See Instructions) OO

(1) See item 5 of this Schedule 13D (Amendment No. 2).

(2) See item 5 of this Schedule 13D (Amendment No. 2).

CUSIP No. 84916A104

1.	Names of Reporting Persons Charles Bronfman Trust I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,385,369(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,385,369

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,385,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9(4)

14.	Type of Reporting Person (See Instructions) OO

(3) See item 5 of this Schedule 13D (Amendment No. 2).

(4) See item 5 of this Schedule 13D (Amendment No. 2).

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by CBT Holdings LLC and the Charles Bronfman Trust (together, the “Reporting Persons”), to amend the Schedule 13D filed by the Reporting Persons on August 6, 2007 with respect to the common shares, par value $0.01 per share (the “Common Stock”) of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed February 7, 2008 (the “Schedule 13D”).

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following information:

As detailed in Item 4 below, on March 10, 2008, CBT Holdings agreed to purchase $5,000,000 in principal amount of the Issuer’s 5.75% Convertible Senior Subordinated Notes due 2009 (the “Convertible Notes”) for an aggregate price of $4,700,000, plus approximately $81,000 with respect to accrued interest on the Convertible Notes, which purchase was settled on March 11, 2008.  See Items 4 - 5 below.  All funds used for the purchase of the Convertible Notes were derived from available cash and proceeds from the liquidation of short term investments.  No funds were paid by CBT in connection with the purchase of the Convertible Notes.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:

On March 10, 2008, CBT Holdings agreed to purchase the Convertible Notes in a private transaction for an aggregate purchase price of $4,700,000, plus approximately $81,000 with respect to accrued interest on the Convertible Notes.  CBT Holdings’ acquisition of the Convertible Notes was settled on March 11, 2008.  Pursuant to the terms of the Indenture, dated as of November 26, 2004, by and between Collegiate Pacific Inc. and The Bank of New York Trust Company N. A., as Trustee the Convertible Notes are currently convertible into an aggregate of 341,297 shares of Issuer Common Stock based on a conversion price of $14.65 per share. CBT Holdings acquired the Convertible Notes for investment purposes.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) - (b) The percentages set forth in this response to Items 5(a) and 5(b) are based on 12,267,760 shares of Issuer Common Stock outstanding as of January 28, 2008 (as reported on the Issuer’s Form 10-Q for the fiscal quarter that ended on December 31, 2007 (filed January 30, 2008)), and also includes an aggregate of 341,297 shares of Common Stock issuable upon exercise of the Convertible Notes.

As of the date of this Amendment No. 2, CBT Holdings beneficially owns 2,385,369 shares of Issuer Common Stock (comprised of 2,044,072 shares of Issuer Common Stock owned directly and an aggregate of 341,297 shares issuable upon exercise of the Convertible Notes), constituting 18.9% of the outstanding shares of Issuer Common Stock.  Because CBT is the sole member of CBT Holdings, CBT may be deemed to beneficially own the Shares (including the shares of Issuer Common Stock issuable upon exercise of the Convertible Notes).  CBT and CBT Holdings may be deemed to share voting and dispositive power over such Shares.  CBT disclaims beneficial ownership of all Shares (including shares of Issuer Common Stock issuable upon exercise of the Convertible Notes).

(c) Other than as described above or otherwise in the Schedule 13D, there have been no transactions in the Issuer’s Common Stock by the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I to the Schedule 13D, which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Except with respect to the Purchase Agreement and the Convertible Notes described above in response to Item 4, neither Reporting Person nor, to the best knowledge of each Reporting Person, any of their respective executive officers or trustees, as applicable, have any contract, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
	Exhibit A.	Joint Filing Agreement (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange commission on August 6, 2007).
Exhibit B.

Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust (incorporated by reference to Exhibit C to the Reporting Persons’ Amendment No. 1 to Schedule 13D filed with the Securities and Exchange commission on February 7, 2007).

Exhibit C.

Indenture, dated as of November 26, 2004, by and between Collegiate Pacific Inc. and The Bank of New York Trust Company N.A., as Trustee (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 29, 2004).

Exhibit D.

Form of 5.75% Convertible Senior Subordinated Notes Due 2009 (incorporated by reference to Section 2.2 of Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 29, 2004).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2008

CBT HOLDINGS LLC

By:	/s/ Scott H. Richland
Name: Scott H. Richland
Title: Manager

CHARLES BRONFMAN TRUST

By:	/s/ Jay Rubinstein
Jay Rubinstein, a Trustee

WILMINGTON TRUST
COMPANY, a Trustee

By:	/s/ Jay Rubinstein
Jay Rubinstein, Attorney-In-Fact
for the Wilmington Trust
Company, a Trustee